UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 001-31920

K-SEA TRANSPORTATION PARTNERS L.P.
(Exact name of registrant as specified in its charter)

Delaware	20-0194477
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816	(732) 565-3818
(Address of Principal Executive Offices)	(Telephone Number)
Common Units of K-Sea Transportation Partners L.P.
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 2
Pursuant to the requirements of the Securities Act of 1934, K-Sea Transportation Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

K-Sea Transportation Partners L.P.
Date: July 19, 2011	By:	KSP Holding Sub, LLC,
its General Partner

	By:	/s/ David W. Grzebinski
David W. Grzebinski
Manager